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                                                                 EXHIBIT 99

FOR IMMEDIATE RELEASE                        CONTACT:
August 4, 1995                               Natalie D. Bailey
                                             717-534-7631
                                             FINANCIAL CONTACT:
                                             James A. Edris
                                             717-534-7556


                   Hershey Foods Purchases Common Stock


HERSHEY, Pa. --- Hershey Foods Corporation announced that it has purchased today 9,049,773 shares of its Common Stock from Hershey Trust Company, as Trustee under the deed of trust with Milton S. Hershey and Catherine S. Hershey for benefit of Milton Hershey School. The Corporation paid $55.25 per share, or approximately $500 million for the shares.

     Hershey Trust Company, as Trustee for Milton Hershey School, has advised Hershey Foods Corporation that it sold the shares to further diversify its investment holdings. It also stated that it intends to retain its voting control of the Corporation, which it has held since 1918, and that it has no present intention of selling any additional shares of the Corporation's stock. The Hershey Trust, as Trustee, which had 77.1 percent of the voting power of both classes of common stock prior to the transaction, has
76.1 percent following the transaction. It continues to hold 99.4 percent of all Class B Common Stock shares outstanding, which carry 10 votes per share.

     Milton Hershey School, located in Hershey, Pa., is a private, non-profit boarding school for needy children. The School currently cares for over 1,000 boys and girls in grades kindergarten through twelve. The full cost of education and board for the students at the School is paid from income of the Trust created by Mr. and Mrs. Hershey.

     "This transaction represents an excellent opportunity to invest our free cash flow," said Kenneth L. Wolfe, Chairman and Chief Executive Officer. "It will be additive to earnings per share, increase our return on equity and have a relatively low impact on our future free cash flows. In addition, our financial flexibility to invest in our businesses and in continued future additional open market stock repurchase programs, as well as increase dividends, remains strong."

     Hershey Foods Corporation is a leading producer of a broad line of chocolate, confectionery, pasta, chocolate grocery and other food products.